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MOUNTAIN
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Figure 4
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Figure 3
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0 2,000 4,000
feet

Highland Metals #12 — Burleson claims (from provided documents)

Figure 2a - Claim location map

La Dama de Oro, T.6N., R.2W., Oro Grande District, San Bernadino Co., California - Mojave Gold Company

www.geocorp.com 775-782-8894 Gardnerville NV